SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

   AVIATION ALLIANCE CALLS FOR OVERHAUL OF EXPORT CREDIT RULES.  EXTENSION OF EXPORT CREDITS FOR ALL US AND EUROPEAN CARRIERS
  MAINTAIN EXISTING EXPORT CREDIT FEES TO SUSTAIN GROWTH AND JOBS.

The Aviation Alliance ("The Alliance"), a group of 10 airlines operating 833 aircraft, carrying 173 million passengers p.a. and with aircraft orders worth US$129 billion, today (25 Nov) called for an overhaul of Export Credit rules for aviation.

The Alliance, consisting of Cargolux, Emirates, Etihad, Korean Air, Norwegian, Oman Air, Pegasus, Ryanair, Virgin Blue and Wizz Air, is seeking the removal of the "Home Country" rule that prevents US carriers and carriers in certain European countries that manufacture aircraft from accessing Export Credit support.

Removing this rule would enable export credits to be extended to all US and European carriers.

The Alliance also favours the upgrading of existing credit risk rating structures used by European and US export credit agencies and the retention of the existing structures and exposure fees governing the granting of export credits to airlines, to ensure there would be:

-	no limit set on the amount of export credits extended to any airline;
-	no increase in the current up front exposure fees as a proportion of the value of the credit extended; and
-	no reduction in the proportion of the cost of an aircraft that can be financed.

Alliance spokesman Howard Millar said:

"Our aim is to highlight the importance of export credits in delivering export growth, and supporting hundreds of thousands of jobs in the Aerospace industry in the US and Europe."

"Export credit financing is essential to the continued growth of the aviation industry.  We have come together today to call for the extension of export credits to all airlines in the US and Europe, irrespective of whether they are based in a country which manufactures aircraft.

"We are calling for the 'Home Country' rule to be removed, export credit structures to be enhanced, the maintaining of existing exposure fees and structures governing the proportion of an aircraft that can be financed using export credits.

"By doing this we can protect hundreds of thousands of jobs in the aircraft manufacturing and airline industries, ensure a level playing field for all airlines, deliver increased competition and choice for passengers, and support worldwide economic growth."

The Alliance is issuing a letter with its proposals to all interested parties involved in the present OECD negotiations, including Secretary Geithner in the US, George Osborne - the Chancellor of the Exchequer in the UK, Christine Lagarde - the Minister of Finance in France, Wolfgang Schauble - the Finance Minister of Germany, Elena Salgado Méndez - the Minister of Finance in Spain and the Chief Executives of Boeing, Airbus, and the Export Credit Agencies.

The key points of the Alliance's proposal include:

1.	An enhancement of the export credit risk rating structures adopted by the existing US and European export credit agencies in 2008.

2.	The removal of the "Home Country" rule in order to enable all US and European carriers who do not currently have access to export credit to gain access.

3.
Maintaining the existing credit rules so there would be no limit on the amount of export credits extended to any airline, no increase in the current exposure fees, retention of the Cape Town discount, and no reduction in the proportion of the cost of an aircraft that can be financed

Issued on behalf of:

Cargolux       - David Arendt                          Emirates        - Brian Jeffery
Etihad            - Jim Callaghan                       Korean Air     - Kim Jun Hwan
Norwegian   -   Frode. E. Foss                       Oman Air        - Japeen Shah
Ryanair         -  Howard Millar                       Pegasus          - Serhan Ulga
Virgin Blue   -  Keith Neate                           Wizz Air          - Mike Powell

For further information               Joe Carmody
please contact:                        Edelman
www.ryanair.com                     Tel: 353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 25 November 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary